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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number: 00025397
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                         NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q

              / /  Form N-SAR

For Period Ended: April 30, 1999
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant:   Virtual Technology Corporation
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Former name, if applicable:

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Address of principal executive office (Street and number): 3100 W. Lake Street
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Suite 400
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City, State and Zip Code: Minneapolis, MN 55416
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                            PART III.  NARRATIVE

     The Company is preparing additional disclosure information that it believes is important to include in its Form 10-Q.


                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

Jeffrey C. Robbins                     (612)                     672-3706
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                            /X / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X / Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report significantly increased sales for the three months ended April 30, 1999 as compared to such results for the three months ended April 30, 1998.


                         Virtual Technology Corporation
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 6/14/99             By /s/ John L. Harvatine, Chief Financial Officer
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